Snipp Interactive Reports Financial Results for Q1 2019

TORONTO, May 30, 2019 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (TSX-V: SPN; OTCPK: SNIPF), a global provider of digital marketing promotions, rebates and loyalty solutions, is pleased to announce its financial results for Q1 2019. All results are reported under International Financial Reporting Standards ("IFRS") and in US dollars. A copy of the complete unaudited interim financial statements and management's discussion and analysis are available on SEDAR (www.sedar.com).

Q1 2019 Highlights

(Refer to Non-GAAP Measures, Gross Margin, and EBITDA discussion below)

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EBITDA in Q1 2019 improved by 108% compared to Q1 2018, an EBITDA improvement of $505,971. Q1 2019 EBITDA was positive $0.04MM vs Q1 2018 EBITDA loss of $0.47MM.

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The Company has been EBITDA positive for the last three consecutive quarters from Q3 2018 to Q1 2019, recognizing EBITDA of $382,598 over these three quarters.

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The Company generated positive cash flows from Operating Activities during Q1 2019 of $80,139 compared to negative cash flows from Operating Activities during Q1 2018 of -$110,278. An improvement of 173% or $190,417.

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The Company generated positive cash flows from Operating Activities for the last three consecutive quarters from Q3 2018 to Q1 2019, recognizing positive cash flows from Operating Activities of $874,356 over these three quarters.

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Revenue for Q1 2019 increased by 0.1% compared to Q1 2018. Revenue for Q1 2019 was $2.88MM compared to revenue for Q1 2018 of $2.87MM. Gross margin in Q1 2019 was 76% compared to 64% in Q1 2018.

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While overall revenue was flat year on year the revenue mix continues to trend towards higher margin revenue with increasing components of contracts having long term recurring revenue streams in them.

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The Company continued to focus on cost improvements from its integration efforts, resulting in the following Q1 2019 cost savings compared to Q1 2018:

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Salaries and compensation expenses decreased by approximately US $300k or 16%;

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General and administrative expenses decreased by approximately US $41k or 17%;

“Q1 2019 represents our third consecutive quarter that we have achieved positive EBITA. This is a significant achievement for us, and I would like to thank our employees for executing to our plan and our clients for continuing to invest their budgets with us. While our growth might appear weak, our revenue mix has improved significantly, as we enter into larger contracts with long term recurring revenue streams. As a result our business is far more healthier today than in its history, by any metric, financial or otherwise. We continue to focus on growing these type of revenue streams and we are confident that over time with the continued layering of our revenue we will return to robust topline growth without having to sacrifice the bottom line to do so. This transition will take place over the course of this year and we are continuing to see the market signals that give us the comfort that our strategy to grow sustainably and disrupt the multiple industries we play in as an achievable goal in the foreseeable future,” said Atul Sabharwal, Founder & CEO of Snipp.

Snipp is also pleased to announce the promotion of Wayne Weng as its Chief Technology Officer. Wayne provides leadership for the ongoing development of an innovative, robust, and secure information technology environment at Snipp. He brings 20 years of software development and management experience and has actively led technical teams across multiple countries. He has overseen the design, development, and deployment of thousands of promotional programs as well as Enterprise Software during his tenure. Throughout his career Wayne has demonstrated a history of building a variety of full stack engineering teams, improved productivity, efficiency, morale of the staff, and shipped high quality Enterprise and Consumer facing products. Prior to Snipp, Wayne had worked for Hip Digital for 9+ years as a successful tech leader, led the Hip Digital technical team in the design, development and deployment of Enterprise Software and had overseen thousands of promotional programs during his tenure. He began his career with Hip during its inception as a Sr. Software Engineer and held the position of V.P. of Engineering when it was finally acquired by Snipp in 2015. Prior to joining Hip Digital, Wayne held the position of Web Director for ITUC (later acquired by Softtek in 2007). In this position he managed 50+ engineers and successfully delivered customized enterprise class solutions for clients such as IBM, Microsoft, BMW, Nokia, Siemens and General Electric.

Non-GAAP Measures

Snipp uses certain performance measures throughout this document that are not recognizable under Canadian generally accepted accounting principles or IFRS ("GAAP"). These performance measures include Gross Margin and EBITDA. Management believes that these measures provide supplemental financial information that is useful in the evaluation of the Company's operations.

Investors should be cautioned, however, that these measures should not be construed as alternatives to measures determined in accordance with GAAP and IFRS as an indicator of Snipp's performance. The Company's method of calculating these measures may differ from that of other organizations, and accordingly, these may not be comparable.

EBITDA

Snipp defines earnings before interest, taxes, depreciation and amortization (“EBITDA”) as revenue minus operating expenses excluding non-cash operating expenses of stock-based compensation, depreciation and amortization (interest and taxes are not included in the Company’s operating expenses).

Gross Margin

Snipp defines Gross Margin as revenue less campaign infrastructure. The Company's calculation of Gross Margin is not a financial measure that is recognized under GAAP. Investors should be cautioned that the Company's defined Gross Margin should not be construed as an alternative measure to other measures determined in accordance with GAAP.

The Following are calculations of EBITDA:

	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018
	USD	USD
Net loss before interest, foreign exchange and taxes	(553,977)	(1,041,124)

Amortization of intangibles	527,728	470,128
Depreciation of equipment	7,429	6,611
Stock-based compensation	56,089	95,683

The Following are calculations of Gross Margin:

	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018
	USD	USD
Revenue	2,875,069	2,872,517

Less:
Campaign infrastructure	693,425	1,029,084

Gross Margin	2,181,644	1,843,433

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the Toronto Stock Venture Exchange (TSX-V) in Canada and is also quoted on the OTC Pink marketplace under the symbol SNIPF. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. Snipp is ranked amongst the top 500 fastest growing companies in North America on Deloitte’s Technology Fast 500™, for the third year in a row.

FOR FURTHER INFORMATION PLEASE CONTACT:

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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